Supplement, Dated January 18, 1996, to Prospectus/Joint Proxy Statement of Caere Corporation and ViewStar Corporation, Dated December 20, 1995



ViewStar Corporation
Letter from the CEO & President


To:  ViewStar Shareholders

As we begin 1996, I would like to take this opportunity to thank you for your support during 1995. ViewStar faced many challenges during 1995, but I am pleased to report that the year ended with significant progress.

In the second half of 1995, ViewStar had total revenues of $15,600 (Q3 $7,512 and Q4 $8,088), software revenues of $8,968 (Q3, $4,426 and Q4 $4,542), an operating profit (before severance, interest and taxes) of $801 (Q3 $377 and Q4 $424), and a Q4 pre-tax profit of $104. The company carried a software revenue backlog going into Q1 of 1996 of $2,176.

In the second half of 1995, software revenues consisted of 51% new account revenues (22 new customers) and 49% expansion account revenues. ViewStar also saw increases in the second half of 1995, in the areas of consulting revenues, direct consultant utilization and third party consultant revenues.

ViewStar ended the year with cash of $1,742, no borrowings outstanding on the $4,000 Silicon Valley Bank Line, Accounts Receivable of $7,211, and Deferred Revenue of $10,589. The $2,000 Bridge Loan from our investors is due (with accrued interest) on May 15, 1996.

All amounts in this letter are preliminary, unaudited, subject to audit adjustments and presented in thousands.

On behalf of the ViewStar management team, employees, customers and partners, I would again like to express our sincere thanks for your support during 1995 and we look forward expectantly to continued success in 1996 with our merger partner Caere Corporation.

Kamran Kheirolomoom
CEO & President
ViewStar Corporation